UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: November 13, 2026

Notice regarding Distribution of Interim Dividends from Surplus and Revision of Dividend Forecast

Tokyo, November 13, 2026 — Sumitomo Mitsui Financial Group, Inc. (“the Company,” Head Office: Chiyoda-ku, Tokyo, President and Group CEO: Toru Nakashima) hereby announces that interim dividends from surplus with record date dated September 30, 2026 were resolved at the meeting of the Board of Directors held today, and its year-end and annual dividend forecasts on the fiscal year ending March 31, 2027 were revised.

1. Distribution of Interim Dividends from Surplus

	Dividend for the fiscal year ending March 31, 2027	Most recent dividend forecast (Announced on May 13, 2026)	Dividend paid for the fiscal year ended March 31, 2026

Record date	September 30, 2026	September 30, 2026	September 30, 2025

Dividend per share (Yen) (*1)	100	90	78

Total amount of dividends (Million Yen)	379,100	-	300,089

Effective date	December 2, 2026	-	December 2, 2025

Source of dividends	Retained earnings	-	Retained earnings

(*1)

On October 1, 2026, the Company effected a two for one split of its common stock on the record date of September 30, 2026. The amount of dividend per share is based on the number of shares before the stock split.

2. Revision of Dividend Forecast

	(Yen)

		Dividend per share (*2)

Record date		Interim	Year-end	Annual

Previous forecast
(Announced on May 13, 2026)	(A)
Before the stock split		90	90	180
After the stock split		45	45	90

Revised forecast	(B)
Before the stock split			100	200
After the stock split			50	100

Dividend paid for the fiscal year ending March 31, 2027	(B)
Before the stock split		(*3) 100
After the stock split		50

Change	(B — A)
Before the stock split		+ 10	+ 10	+ 20
After the stock split		+ 5	+ 5	+ 10

(*2)

The amount of ”Before the stock split” is based on the number of shares before the stock split and the amount of ”After the stock split” is based on the number of shares after the stock split. Regarding the actual amount of dividends per share, the interim dividends are based on the number of shares before the stock split and the year-end dividends are based on the number of shares after the stock split.

(*3)	The amount is dividend per share for the fiscal year ending March 31, 2027 within “1. Distribution of Interim Dividends from Surplus.”

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3. Reason

Due to revising earnings forcast on a consolidated basis for the fiscal year ending March 31, 2027 upward in the Consolidated Financial Results for the six months ended September 30, 2026 announced today, the interim dividends for the fiscal year ending March 31, 2027 were revised to ¥100 per share, an increase of ¥10 from the previously forecasted ¥90 per share.

Additionally, the year-end dividend forecast was revised to ¥50 per share, an increase of ¥5 from the previously forecasted ¥45 per share after the stock split. As a result, after the stock split, the annual dividends forecast was revised to ¥100 (before the stock split: ¥200) per share, ¥10 (before the stock split: ¥20) increase from the previous forecast.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

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